Exhibit 4.6
PURCHASE AGREEMENT
by and between
GREAT BEAR LODGE OF WISCONSIN DELLS, LLC,
a Delaware limited liability company (“Seller”),
GREAT LAKES SERVICES, LLC,
a Delaware limited liability company (“Manager”)
and
CNL INCOME PARTNERS, LP,
a Delaware limited partnership (the “Purchaser”)
April 29, 2009

TABLE OF CONTENTS

Article I	PURCHASE AND SALE TRANSACTION	2

1.1	Sale and Purchase of Seller Interest	2
1.2	Purchase Price	2
1.3	Closing Date	2

Article II	REPRESENTATIONS AND WARRANTIES REGARDING SELLER	3

2.1	Organization	3
2.2	Authorization of Transactions	3
2.3	Conflicts; Consents of Third Parties	3
2.4	Broker’s Fees	4
2.5	Seller Interest	4

Article III	REPRESENTATIONS AND WARRANTIES REGARDING MANAGER	4

3.1	Organization	4
3.2	Authorization of Transactions	4
3.3	Conflicts; Consents of Third Parties	4
3.4	Broker’s Fees	5

Article IV	REPRESENTATIONS AND WARRANTIES REGARDING THE PARTNERSHIP AND THE SUBSIDIARIES	5

4.1	Books and Records	5
4.2	Financial Statements	6
4.3	No Undisclosed Liabilities	6
4.4	Absence of Certain Developments	6
4.5	Taxes	7
4.6	Real Property	8
4.7	Tangible Personal Property; Title; Sufficiency of Assets	8
4.8	Intellectual Property	8
4.9	Contracts	8
4.10	Employees	9
4.11	Litigation	9
4.12	Compliance with Laws; Permits	9
4.13	Environmental Matters	9
4.14	Insurance	10
4.15	Books and Records; Receivables; Payables	10
4.16	Related Party Transactions	10
4.17	No Misrepresentation	11

Article V	REPRESENTATIONS AND WARRANTIES OF purchaser	11

5.1	Organization	11
5.2	Authorization of Transaction	11
5.3	Conflicts; Consents of Third Parties	11
5.4	Brokers’ Fees	12

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Article VI	CONDITIONS TO CLOSING; TERMINATION	12

6.1	Conditions Precedent to Obligations of Purchaser at the Closing	12
6.2	Conditions Precedent to Obligations of Seller at the Closing	14
6.3	Termination	15

Article VII	CERTAIN COVENANTS OF THE PARTIES	16

7.1	Capital Contributions to the Partnership	16
7.2	Termination of Management Agreements	16
7.3	Termination of License Fee Agreements	16
7.4	Real Estate Tax Reassessment	16
7.5	Tall Pines Termination Agreement	16
7.6	Management Agreement for the Dells Lodge	16
7.7	License Agreement for Dells Lodge	16
7.8	Amendment of Management Agreement for Sandusky Lodge	17
7.9	Lender Consent	17
7.10	Public Announcements	17
7.11	Exclusivity	17
7.12	Further Assurances	17
7.13	Litigation Support	18
7.14	Confidentiality	18
7.15	Base Fee Adjustment	18

Article VIII	INDEMNIFICATION	19

8.1	Indemnity Obligations of Seller and Manager	19
8.2	Indemnity Obligations of Purchaser	19
8.3	Indemnification Procedures	19
8.4	Expiration of Representations and Warranties	21
8.5	Exclusive Remedy	21

Article IX	CERTAIN TAX MATTERS	22

9.1	Taxable Periods That Begin Before and End After the Closing Date	22
9.2	Tax Returns	22

Article X	MISCELLANEOUS	23

10.1	Certain Definitions	23
10.2	Payment of Sales, Use or Similar Taxes; Transfer Taxes	28
10.3	Expenses	28
10.4	Default	28
10.5	Submission to Jurisdiction; Consent to Service of Process	28
10.6	Entire Agreement; Amendments and Waivers	29
10.7	Governing Law	29
10.8	Table of Contents and Headings	29
10.9	Notices	29
10.10	Severability	30
10.11	Binding Effect; Assignment	30
10.12	No Third Party Beneficiary	31

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10.13	Further Assurances	31
10.14	Notification of Certain Matters	31
10.15	Arms Length Negotiation	31
10.16	Waiver of Jury Trial	31
10.17	No Presumption Against Drafter	32
10.18	Definitional and Interpretive Matters	32
10.19	Construction Rules	32
10.20	Counterparts	32

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PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (“Agreement”), dated as of April ___, 2009, is by and between GREAT BEAR LODGE OF WISCONSIN DELLS, LLC, a Delaware limited liability company (“Seller”), GREAT LAKES SERVICES, LLC, a Delaware limited liability company (“Manager”), and CNL INCOME PARTNERS, LP, a Delaware limited partnership (“Purchaser”). Seller, Manager and Purchaser are sometimes referred to herein collectively as the “Parties” and each individually as a “Party.”
     WHEREAS, Purchaser owns a 69.73% Partnership Interest in, and is a limited partner of, CNL Income GW Partnership, LLLP, a Delaware limited liability limited partnership (the “Partnership”), under the terms of that certain Third Amended and Restated Limited Partnership Agreement of CNL Income GW Partnership, LLLP dated as of November 3, 2005 (“Partnership Agreement”);
     WHEREAS, Seller owns a 30.26% Partnership Interest in, and is the only other limited partner of, the Partnership, as more particularly set forth in the Partnership Agreement;
     WHEREAS, CNL Income GW GP, LLC, a Delaware limited liability company, owns a .01% Partnership Interest in, and is the sole general partner of, the Partnership;
     WHEREAS, the Partnership is the indirect owner of one hundred percent (100%) of the ownership interests in and to (i) CNL Income GW WI-DEL, LP, a Delaware limited partnership (“Dells Owner”) that owns that certain Great Wolf Lodge – Wisconsin Dells, Wisconsin (the “Dells Lodge”), and (ii) CNL Income GW Sandusky, LP, a Delaware limited partnership (“Sandusky Owner”) that owns that certain Great Wolf Lodge – Sandusky, Ohio (the “Sandusky Lodge”);
     WHEREAS, Dells Owner leases the Dells Lodge property to CNL Income GW WI-DEL Tenant, LP, a Delaware limited partnership (“Dells Tenant”), and Sandusky Owner leases the Sandusky Lodge property to CNL Income GW Sandusky Tenant, LP, a Delaware limited partnership (“Sandusky Tenant”);
     WHEREAS, the Partnership is the one hundred percent (100%) indirect owner of Dells Tenant and Sandusky Tenant;
     WHEREAS, the Dells Lodge is managed by Manager under the terms of that certain Amended and Restated Management Services and License Agreement dated as of March 1, 2006 by and between Dells Tenant and Manager, as amended (the “Dells Management Agreement”), and the Sandusky Lodge is managed by Manager under the terms of that certain Amended and Restated Management Services and License Agreement dated as of March 1, 2006 by and between Sandusky Tenant and Manager, as amended (the “Sandusky Management Agreement”, and together with the Dells Management Agreement, the “Management Agreements”);
     WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, Seller’s entire limited partner partnership interest in the Partnership in exchange for the consideration set forth herein, and otherwise under and subject to the terms and conditions of this Agreement; and

     WHEREAS, certain terms used in this Agreement are defined in Section 10.1 hereinbelow, and to the extent that terms bearing initial upper case letters appear in this Agreement, but are not defined in Section 10.1 hereinbelow, such terms shall have the meanings set forth elsewhere in this Agreement.
     NOW, THEREFORE, for and in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
PURCHASE AND SALE TRANSACTION
     1.1 Sale and Purchase of Seller Interest. On and subject to the terms and conditions of this Agreement, at the closing of the transactions contemplated under this Agreement (the “Closing”), Seller will sell, assign, transfer and deliver to Purchaser, and Purchaser will purchase from Seller, Seller’s entire right, title and interest in and to its 30.26% limited partner partnership interest in the Partnership (the “Seller Interest”), which constitutes Seller’s entire equity interest in the Partnership, and thereupon Purchaser will become the sole limited partner of the Partnership.
     1.2 Purchase Price. Subject to the terms and conditions hereof, the aggregate total consideration to be paid for the Seller Interest (the “Purchase Price”) shall be an amount equal to Six Million and No/100 Dollars ($6,000,000.00) in cash, payable to Seller by electronic funds transfer at the Closing, subject to adjustment pursuant to the following sentence. In the event Additional Capital Contributions, as defined in the Partnership Agreement, are required following the Effective Date and prior to the Closing Date that, either individually or in the aggregate, exceed One Million Five Hundred Thousand and No/100 Dollars ($1,500,000.00) (the “Capital Call Threshold”), and Purchaser funds all of such Additional Capital Contribution(s), including Seller’s proportionate share, pursuant to the provisions of Section 10.2 of the Partnership Agreement, then the Purchase Price shall be reduced by an amount equal to the Seller’s proportional share of such Additional Capital Contribution in excess of the Capital Call Threshold actually funded by Purchaser. For purposes of clarification, Purchaser acknowledges that the Purchase Price shall not adjust in the event Seller funds its proportionate share of any Additional Capital Contributions in excess of the Capital Call Threshold, nor shall the Purchase Price be adjusted in connection with Purchaser funding Seller’s proportionate share of any Additional Capital Contributions pursuant to Section 10.2 of the Partnership Agreement up to, but not exceeding, the Capital Call Threshold.
     1.3 Closing Date. The Closing shall take place at the offices of Lowndes Drosdick Doster Kantor & Reed, P.A., 215 North Eola Drive, Orlando, Florida 32801 at 10:00 a.m. on or before five (5) days after the satisfaction of the conditions set forth in Sections 6.1 and 6.2 (or the waiver thereof by the Party entitled to waive such conditions), or at such other time, date and place as the Parties shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date.” At the Closing: (a) Seller shall deliver to Purchaser: (i) a duly and validly executed assignment of the Seller Interest, assigning the entire Seller Interest to Purchaser and otherwise in good form for transfer, and (ii) such other instruments and documents as may be necessary to effect the sale and transfer to Purchaser of the Seller Interest as contemplated hereunder; (b) Purchaser shall deliver to Seller the Purchase Price; and (c) the Parties shall make the additional deliveries described in Article VI. Purchaser shall not be required to purchase the Seller Interest unless the Seller Interest is properly tendered in accordance with the terms of this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING SELLER
     Seller represents and warrants to Purchaser that the following statements are true, correct and complete as of the date hereof and as of the Closing Date:
     2.1 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited partnership power and authority to own, lease and operate its properties and carry on its business as now conducted.
     2.2 Authorization of Transactions. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party, and has the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of each of the Transaction Documents to which it is a party has been duly authorized by all necessary limited liability company action on the part of Seller. This Agreement and the Transaction Documents to which Seller is a party will be at or prior to the Closing, duly and validly executed and delivered by Seller and constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws and court decisions of general application (including, but not limited to, laws relating to fraudulent conveyances and preferences) and other legal or equitable principles affecting the enforcement of creditor’s rights generally or the rights of creditors in transactions of this kind.
     2.3 Conflicts; Consents of Third Parties. The execution and delivery by Seller of this Agreement, and the other Transaction Documents to which Seller is a party, the consummation of the transactions contemplated hereby or thereby on the part of Seller, and compliance by Seller with the provisions hereof or thereof will not: (a) conflict with, violate, result in the breach or termination of, or constitute a default under any of Seller’s Organizational Documents or any Contract to which Seller is a party or by which Seller or Seller’s properties or assets is bound; (b) other than the Consent of Lender, require a Consent from any Person in order to avoid any such conflict, violation, breach, termination or default; (c) violate any Law or any Order by which Seller or its properties or assets are bound; or (d) result in the creation of any Lien upon the properties or assets of Seller. No Permit, Order, waiver, declaration or filing with, or notification to any Person, including, but not limited to, any Governmental Body, is required on the part of Seller in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents to which Seller is a party, or the compliance by Seller with any of the provisions hereof or thereof.

     2.4 Broker’s Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Partnership or Purchaser could become liable or obligated. Seller shall be solely responsible for any obligations described in this Section 2.4 and will indemnify and hold the Purchaser Indemnitees harmless from and against any Losses resulting from or arising out of any such obligations or matters.
     2.5 Seller Interest. Seller is the owner of record and owns beneficially the Seller Interest, free and clear of any Liens of any kind or nature whatsoever. Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require Seller to sell, transfer, or otherwise dispose of the Seller Interest (other than this Agreement). Except for the Partnership Agreement, Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Seller Interest.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING MANAGER
     Manager represents and warrants to Purchaser that the following statements are true, correct and complete as of the date hereof and as of the Closing Date:
     3.1 Organization. Manager is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited partnership power and authority to own, lease and/or operate, as applicable, its properties and carry on its business as now conducted.
     3.2 Authorization of Transactions. Manager has all requisite limited liability company power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party, and has the requisite power and authority to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Manager of each of the Transaction Documents to which it is a party has been duly authorized by all necessary limited liability company action on the part of Manager. This Agreement and the Transaction Documents to which Manager is a party will be at or prior to the Closing, duly and validly executed and delivered by Manager and constitute, the legal, valid and binding obligations of Manager, enforceable against Manager in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws and court decisions of general application (including, but not limited to, laws relating to fraudulent conveyances and preferences) and other legal or equitable principles affecting the enforcement of creditor’s rights generally or the rights of creditors in transactions of this kind.
     3.3 Conflicts; Consents of Third Parties. The execution and delivery by Manager of this Agreement, and the other Transaction Documents to which Manager is a party, the consummation of the transactions contemplated hereby or thereby on the part of Manager, and compliance by Manager with the provisions hereof or thereof will not: (a) conflict with, violate, result in the breach or termination of, or constitute a default under any of Manager’s Organizational Documents or any Contract to which Manager is a party or by which Manager or Manager’s properties or assets is bound; (b) other than the Consent of Lender, require a Consent from any Person in order to avoid any such conflict, violation, breach, termination or default; (c) violate any Law or any Order by which Manager or its properties or assets are bound; or (d) result in the creation of any Lien upon the properties or assets of Manager. No Permit, Order, waiver, declaration or filing with, or notification to any Person, including, but not limited to, any Governmental Body, is required on the part of Manager in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents to which Manager is a party, or the compliance by Manager with any of the provisions hereof or thereof.
     3.4 Broker’s Fees. Manager has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Partnership or Purchaser could become liable or obligated. Manager shall be solely responsible for any obligations described in this Section 3.4 and will indemnify and hold the Purchaser Indemnitees harmless from and against any Losses resulting from or arising out of any such obligations or matters.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING
THE PARTNERSHIP AND THE SUBSIDIARIES
     Seller and Manager, jointly and severally, represent and warrant to Purchaser that, except as set forth in the Disclosure Schedule attached hereto (the “Disclosure Schedule”), the following statements are correct and complete as of the date hereof and as of the Closing Date. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, unless the Disclosure Schedule makes explicit reference to the particular representation or warranty as to which exception is taken, which in each case shall constitute the sole representation and warranty as to which such exception shall apply. Without limiting the generality of the foregoing, the disclosure of the existence of a contract or other item on the Disclosure Schedule shall not, without more, constitute the disclosure of any particular provisions of such contract or the actual or potential consequences thereof, and the Disclosure Schedule shall identify the exception with reasonable particularity and describe the relevant facts in reasonable detail. The Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article IV.
     4.1 Books and Records. To Seller’s Knowledge, the books and records and accounts of each Lodge Resort accurately and fairly present the financial condition and results of operations of such Lodge Resort. To Seller’s Knowledge, the books and records and accounts of each Tenant Subsidiary accurately and fairly present the financial condition, results of operations and cash flows of such Tenant Subsidiary. To Seller’s Knowledge, neither Lodge Resort nor either Tenant Subsidiary has engaged in any transaction with respect to its Business, maintained any bank account for its Business or used any of its funds, except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records and accounts of such Lodge Resort or Tenant Subsidiary, as applicable. To Seller’s Knowledge, no fraud, whether or not material, has occurred that involves or involved management of either Lodge Resort or either Tenant Subsidiary.

     4.2 Financial Statements. Included in Section 4.2 of the Disclosure Schedule are (i) the balance sheets prepared by Manager for each of the Lodge Resorts as at December 31, 2006, 2007 and 2008 and the related statements of income prepared by the Manager for the years then ended and (ii) the balance sheet of each of the Lodge Resorts as at January 31, 2009 (the “Interim Balance Sheet”) and the related statement of income of each of the Lodge Resorts for the one (1) month period then ended (such annual and interim statements, including the schedules thereto, are referred to herein as the “Financial Statements”). To Seller’s Knowledge, the Financial Statements have been prepared from the books and records and accounts of the Lodge Resorts and are true and correct in all material respects, as at the dates and for the periods reflected thereon.
     4.3 No Undisclosed Liabilities. To Seller’s Knowledge, neither Lodge Resort nor either Tenant Subsidiary has any Liability except (a) to the extent specifically reflected and accrued for or specifically reserved against in the Interim Balance Sheet attached hereto and (b) for Liabilities incurred subsequent to January 31, 2009 in the ordinary course of business consistent with past custom and practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) and which in the aggregate are not material to either Lodge Resort or either Tenant Subsidiary.
     4.4 Absence of Certain Developments. Except as set forth in Section 4.4 of the Disclosure Schedule, to Seller’s Knowledge, since January 31, 2009:
     (a) there has not been any Material Adverse Change in either Lodge Resort or either Tenant Subsidiary nor has there occurred any event which is reasonably likely to result in a Material Adverse Change to either Lodge Resort or either Tenant Subsidiary;
     (b) there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of either of the Lodge Resorts, either of the Tenant Subsidiaries or either of the Owner Subsidiaries, having a replacement cost of more than Fifty Thousand Dollars ($50,000) for any single loss or in the aggregate for any related losses;
     (c) there has not been any change by either Lodge Resort in the accounting methods or principles used by Manager with respect to the reports and financial statements provided by Manager under the Management Agreements;
     (d) each Lodge Resort and each Tenant Subsidiary has conducted its respective Business in the ordinary course consistent with past practice;
     (e) neither Lodge Resort and neither Tenant Subsidiary has entered into any material transaction or Contract;
     (f) neither Lodge Resort and neither Tenant Subsidiary has hired employees or engaged independent contractors pursuant to Contracts to provide services to either Lodge Resort or either Tenant Subsidiary other than in the ordinary course of business consistent with, and at a level consistent with, past practice;

     (g) neither Lodge Resort and neither Tenant Subsidiary has materially breached any Contract or amended any Contract;
     (h) neither Lodge Resort and neither Tenant Subsidiary has failed to promptly pay and discharge any current Liability except where disputed in good faith in an appropriate manner;
     (i) neither Lodge Resort and neither Tenant Subsidiary has discharged or satisfied any Lien, or paid any obligation or Liability, except in the ordinary course of business consistent with past practice and which, in the aggregate, are not material to such Lodge Resort or such Tenant Subsidiary;
     (j) neither Lodge Resort and neither Tenant Subsidiary has made or committed to make any capital expenditures or capital additions or improvements in excess of Fifty Thousand Dollars ($50,000), individually or in the aggregate, except as set forth in Section 4.4(j) of the Disclosure Schedule, or otherwise in the ordinary course of business consistent with past practices; and
     (k) neither Lodge Resort and neither Tenant Subsidiary has entered into any agreement to do or perform in the future any action referred to in this Section 4.4 which has not been consummated as of the date hereof.
     4.5 Taxes.
     (a) To Seller’s Knowledge, each Lodge Resort and each Tenant Subsidiary has withheld and paid to the appropriate taxing authority or other Governmental Body all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party.
     (b) To the extent that either Lodge Resort or either Tenant Subsidiary has or will incur Taxes with respect to periods or portions thereof ending on or prior to the Closing Date, Seller shall cooperate with Purchaser to cause such Lodge Resort or such Tenant Subsidiary to pay all such Taxes on or prior to the Closing Date to the extent required by all applicable laws and regulations.
     (c) To Seller’s Knowledge, no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority or other Governmental Body against either Lodge Resort or either Tenant Subsidiary, and there has not been an audit, examination or written notice of potential examination of any Tax Returns filed by either Lodge Resort or either Tenant Subsidiary.
     (d) To Seller’s Knowledge, there is no action, suit, examination, investigation, Governmental Body proceeding, or audit or claim for refund in progress, pending, proposed or threatened against or with respect to either Lodge Resort or either Tenant Subsidiary regarding Taxes.

     4.6 Real Property. Each Lodge Resort and each Subsidiary of the Partnership has all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Lodge Resort, and has fully complied with all conditions of the Permits applicable to each Lodge Resort. To Seller’s Knowledge, no default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such Permit.
     4.7 Tangible Personal Property; Title; Sufficiency of Assets. Other than Permitted Encumbrances, to Seller’s Knowledge, each Tenant Subsidiary and each Owner Subsidiary has exclusive, good and marketable title to all of its assets as of the date hereof (which include, without limitation, all of the assets reflected in the latest financial statements for the Lodge Resorts provided to Purchaser by Manager), free and clear of any and all Liens other than the Permitted Encumbrances. All tangible personal property included in such assets, and all of the items of tangible personal property used by the Lodge Resorts under any personal property lease, are in working order and, to Seller’s Knowledge, there are no material problems or other material adverse issues with respect to such tangible personal property which could result in costs of repair and replacement in excess of Ten Thousand and No/100 Dollars ($10,000.00) in the aggregate within the next six (6) months, subject to properly scheduled capital expenditures. A list of all of such items of tangible personal property with respect to each Lodge Resort is attached hereto as Exhibit 4.7 and is true and correct in all material respects. To Seller’s Knowledge, the assets of the Tenant Subsidiaries and the Owner Subsidiaries include all assets, rights and interests reasonably required for the continued conduct of the Businesses of the Lodge Resorts through the Closing.
     4.8 Intellectual Property.
     (a) To Seller’s Knowledge, the only Intellectual Property necessary to conduct the respective Businesses of the Lodge Resorts as currently conducted is the Intellectual Property which is the subject of the License Agreements, and the License Agreements are in full force and effect.
     (b) To Seller’s Knowledge, the continued operation, prior to the Closing, of the respective Businesses of the Lodge Resorts as presently conducted does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of any third party.
     (c) There is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to Seller’s Knowledge, threatened, that challenges the rights of either Lodge Resort or either Tenant Subsidiary to use the Intellectual Property which is the subject of the License Agreements.
     4.9 Contracts. Except as otherwise disclosed or provided in this Agreement and except as set forth in Section 4.9 of the Disclosure Schedule, to Seller’s Knowledge all of the Contracts of each Tenant Subsidiary shall, following the Closing, remain enforceable by such Tenant Subsidiary, as applicable, and binding on the other parties thereto, without the Consent of any third party. To Seller’s Knowledge, neither of the Tenant Subsidiaries is in default, nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a default, under any Contract or any other obligation owed by either Tenant Subsidiary, and no event has occurred which, with the giving of notice or the passage of time or both, would constitute a default by any other party to any such Contract. To Seller’s Knowledge, each Contract of each Tenant Subsidiary is valid and enforceable in accordance with its terms and is not subject to any claims, charges, setoffs or defenses. Manager is in compliance with, and has performed in all material respects, all material terms of each of the Management Agreements. Section 4.9 of the Disclosure Schedule contains a true and complete list of all Contracts in effect with respect to the Dells Lodge and the Sandusky Lodge.
     4.10 Employees. Since the formation of the Partnership, all employees at the Lodge Resorts have been employees of Manager and, to Seller’s Knowledge, neither Tenant Subsidiary has ever had any employees.
     4.11 Litigation. Except as set forth in Section 4.11 of the Disclosure Schedule, there is no suit, action, proceeding, investigation, complaint or claim pending or, to Seller’s Knowledge, threatened against Manager before any court or other Governmental Body or any arbitral tribunal, nor, to Seller’s Knowledge, is there any basis for any such suit, action, proceeding, investigation, complaint or claim. To Seller’s Knowledge, there is no suit, action, proceeding, investigation, complaint or claim pending or threatened against either of the Tenant Subsidiaries or either of the Owner Subsidiaries before any court of other Governmental Body or any arbitral tribunal. To Seller’s Knowledge, there is no suit, action, proceeding, investigation, complaint or claim pending or threatened against either of the Tenant Subsidiaries or either of the Owner Subsidiaries before an court or other Governmental Body or any arbitral tribunal. To Seller’s Knowledge, neither Tenant Subsidiary and neither Owner Subsidiary is engaged in any legal action to recover monies due it or for damages sustained by it.
     4.12 Compliance with Laws; Permits. Each of the Lodge Resorts and, to Seller’s Knowledge, each of the Tenant Subsidiaries and each of the Owner Subsidiaries is, and has at all times been, in compliance with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or the conduct of its Business, and, to Seller’s Knowledge, neither of the Lodge Resorts, neither of the Tenant Subsidiaries and neither of the Owner Subsidiaries has received notice (written or oral) from any Governmental Body of any failure to so comply and, to Seller’s Knowledge no such failure to comply has occurred. Each Lodge Resort holds all Permits necessary under Law for the conduct of its Business as currently conducted and, to Seller’s Knowledge, each Tenant Subsidiary and each Owner Subsidiary holds all Permits necessary under Law for the conduct of its Business as currently conducted. The operations of each Lodge Resort and, to Seller’s Knowledge, the operations of each Tenant Subsidiary are not being conducted in violation of any Permit held by such Lodge Resort or Tenant Subsidiary. Seller has received no notice of any investigation by a Governmental Body against either Lodge Resort, either Tenant Subsidiary or either Owner Subsidiary and, to Seller’s Knowledge, there is no investigation by a Governmental Body pending against or threatened against either Lodge Resort, either Tenant Subsidiary or either Owner Subsidiary. Section 4.12 of the Disclosure Schedule contains a true and complete list of all Permits in effect with respect to each Lodge Resort and, to Seller’s Knowledge, each Tenant Subsidiary and each Owner Subsidiary.
     4.13 Environmental Matters.

     (a) To Seller’s Knowledge, the operations of each Lodge Resort, each Tenant Subsidiary and each Owner Subsidiary are in compliance with all applicable Environmental Laws and all Permits issued pursuant to Environmental Laws or otherwise (“Environmental Permits”).
     (b) To Seller’s Knowledge, neither Lodge Resort, neither Tenant Subsidiary and neither Owner Subsidiary has received any written communication alleging either that a Lodge Resort, a Tenant Subsidiary or an Owner Subsidiary may be in violation of any Environmental Law or Environmental Permit or that a Lodge Resort, a Tenant Subsidiary or an Owner Subsidiary has or may have any liability under any Environmental Law.
     (c) To Seller’s Knowledge, neither Lodge Resort, neither Tenant Subsidiary and neither Owner Subsidiary has incurred, assumed or undertaken any current contingent liability in connection with any Release of any Hazardous Materials into the indoor or outdoor environment (whether on-site or off-site), except as permitted by Law, and there are no facts, circumstances or conditions relating to, arising out of or attributable to either Lodge Resort, either Tenant Subsidiary or either Owner Subsidiary that could give rise to liability under any Environmental Law.
     4.14 Insurance. Each policy of insurance for each Lodge Resort is in full force and effect, all premiums due thereon have been paid and, to Seller’s Knowledge, there is no default under such insurance policy. Manager has not received any notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to any such insurance policy nor is there any basis for any such action. All such insurance policies contain coverage that is reasonably adequate and prudent in light of the risks inherent in the respective Businesses of the Lodge Resorts.
     4.15 Books and Records; Receivables; Payables. With respect to each Lodge Resort for which Manager is providing management services pursuant to a Management Agreement:
     (a) The Books and Records of such Lodge Resort have been maintained in compliance with the terms of the Management Agreement for such Lodge Resort;
     (b) The most recent periodic statement (“Periodic Statement”) containing the information required to be delivered to the owner of such Lodge Resort pursuant to the terms of Section 4.4 of the Management Agreement for such Lodge Resort is true and correct and in all material respects and has been prepared and delivered to the owner of such Lodge Resort, as applicable, in compliance with the terms and provisions of Section 4.4 of such Management Agreement; and
     (c) The accounts payable for such Lodge Resort as reflected in the most recent Periodic Statement are the result of bona fide transactions in the ordinary course of business and have been fully paid or are not yet due and payable, except for accounts payable that are being disputed in good faith in an appropriate manner.
     4.16 Related Party Transactions. Except for the Permitted Encumbrances, to Seller’s Knowledge, neither Tenant Subsidiary has loaned or borrowed any amounts from and does not have outstanding any Indebtedness or other similar obligations to or owing from Manager or any other Affiliate of Seller. Neither Seller nor any Affiliate of Seller nor any officer or employee of any of them (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a supplier, customer, landlord, tenant, creditor or debtor of either Lodge Resort or either Tenant Subsidiary or (B) a participant in any transaction to which either Lodge Resort or either Tenant Subsidiary is a party or (ii) other than the Management Agreements and the License Fee Agreements, is a party to any Contract with either Tenant Subsidiary or either Owner Subsidiary.
     4.17 No Misrepresentation. No representation or warranty of Seller or Manager contained in this Agreement or any other Transaction Document or in any Exhibit or Schedule hereto or thereto or in any certificate or other instrument furnished to Purchaser pursuant to the terms hereof or thereof contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser represents and warrants to Seller that the following statements are true, correct and complete as of the date hereof.
     5.1 Organization. Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited partnership power and authority to own, lease and operate its properties and carry on its business as now conducted.
     5.2 Authorization of Transaction. Purchaser has full limited partnership power and authority to execute and deliver this Agreement and each of the Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Transaction Document to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited partnership action on the part of Purchaser. This Agreement has been, and each Transaction Document to which Purchaser is a party will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Transaction Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws and court decisions of general application (including, but not limited to, laws relating to fraudulent conveyances and preferences) and other legal or equitable principles affecting the enforcement of creditors’ rights generally or the rights of creditors in transactions of this kind.
     5.3 Conflicts; Consents of Third Parties. The execution and the delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby and thereby on the part of Purchaser and compliance by Purchaser with the provisions hereof or thereof will not: (a) conflict with, violate, result in the breach or termination of, or constitute a default under any of Purchaser’s Organizational Documents; (b) violate any Law or any Order by which Purchaser or its properties are bound; or (c) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Purchaser is a party or by which Purchaser is bound or to which any of its assets is subject. No Order, Permit or waiver, or declaration or filing with any Governmental Body is required on the part of Purchaser in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents to which it is a party, or the compliance by Purchaser with any of the provisions hereof or thereof.
     5.4 Brokers’ Fees. Purchaser does not have any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Purchaser will be solely responsible for any obligations described in this Section 5.4 and will indemnify and hold Seller harmless from and against any Losses resulting from or arising out of or any such obligations or matters.
ARTICLE VI
CONDITIONS TO CLOSING; TERMINATION
     6.1 Conditions Precedent to Obligations of Purchaser at the Closing. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions precedent (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):
     (a) all representations and warranties of Seller contained herein shall be true and correct in all material respects on and as of the Closing Date, except to the extent expressly made as of an earlier date;
     (b) Seller shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed, or complied with, by Seller on or prior to the Closing Date;
     (c) there shall not have been or occurred any Material Adverse Change in either Lodge Resort or either of their respective Businesses;
     (d) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Partnership, any Subsidiary of the Partnership, Seller or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby;
     (e) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

     (f) the Partnership, Purchaser and Seller shall have obtained all Consents, waivers and approvals required from any Person for the execution and delivery of this Agreement and the consummation of the transactions herein in a form and on conditions reasonably satisfactory to Purchaser and Seller, including, but not limited to, the Consent of Lender (Purchaser and Seller acknowledge and agree that a Lender requirement of a principal prepayment as a condition to issuing the Consent of Lender shall be deemed to be unreasonable);
     (g) Purchaser shall have received an appraisal of each of the Dells Lodge and the Sandusky Lodge in an amount that is sufficient to avoid Purchaser and/or any Affiliate of Purchaser from incurring negative accounting ramifications on or after the Closing Date;
     (h) Seller shall have delivered to Purchaser the following:
               (i) an assignment of all of Seller’s right, title and interest in and to the Seller Interest, duly and validly executed to transfer ownership of the entire Seller Interest to Purchaser, in form and substance reasonably satisfactory to Seller and Purchaser;
               (ii) a copy of IRS Form W-9 duly and properly executed by Seller;
               (iii) an affidavit described in Section 1445(b)(2) of the Code from Seller in form and substance reasonably satisfactory to Purchaser; and
               (iv) such other documents, instruments or certificates as shall be reasonably requested by Purchaser or its counsel.
     (i) At or prior to the Closing, the Dells Management Agreement and the License Fee Agreements shall have each been terminated;
     (j) At or prior to the Closing, Dells Tenant, Manager and Guarantor shall have entered into the New Dells Management Agreement;
     (k) At or prior to the Closing, Dells Tenant and an Affiliate of Seller shall have entered into the New Dells License Agreement;
     (l) At or prior to the Closing, Sandusky Tenant, Manager and Guarantor shall have entered into the Sandusky Management Agreement Amendment;
     (m) Purchaser shall have received the following items:
               (i) a certificate executed by a duly authorized officer of Seller dated the Closing Date to the effect that each of the conditions specified in Section 6.1(a) through (e) are satisfied in all respects;
               (ii) copies of resolutions of the manager(s) of Seller and its member(s) as required by applicable law, certified by the Secretary of Seller, as to the authorization of this Agreement and all of the transactions contemplated hereby;

               (iii) (A) the certificate of formation, as amended through the Closing Date, of Seller, certified as of a recent date by the Secretary of State of the State of Delaware, (B) good standing certificates for Seller, certified by the Secretary of State of the State of Delaware, and each state in which Seller is qualified to do business as a foreign limited liability company, as of a recent date, and (C) a copy of the limited liability company agreement (or similar organizational document) of Seller, as in effect on the Closing Date, certified by the Secretary of Seller; and
               (iv) such other documents, instruments or certificates as shall be reasonably requested by Purchaser or its counsel.
     6.2 Conditions Precedent to Obligations of Seller at the Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):
     (a) all representations and warranties of Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date;
     (b) Purchaser shall have delivered to Seller the Purchase Price and shall otherwise have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;
     (c) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Partnership, Seller or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby;
     (d) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
     (e) the Partnership, Purchaser and Seller shall have obtained all Consents, waivers and approvals required from any Person for the execution and delivery of this Agreement and the consummation of the transactions herein in a form reasonably satisfactory to Purchaser and Seller, including, but not limited to, the Consent of Lender, except with respect to any Consent, waiver or approval specifically waived by Purchaser;
     (f) at or prior to the Closing, Dells Tenant and Manager shall have entered into the New Dells Management Agreement;
     (g) at or prior to the Closing, Dells Tenant and an Affiliate of Seller shall have entered into the New Dells License Agreement;
     (h) At or prior to the Closing, Sandusky Tenant, Manager and Guarantor shall have entered into the Sandusky Management Agreement Amendment;

     (i) Seller shall have received the following items:
     (j) a certificate executed by a duly authorized officer of the corporate general partner of Purchaser dated the Closing Date to the effect that each of the conditions specified in Section 6.2(a) through (d) are satisfied in all respects;
               (i) copies of resolutions of the general partner of Purchaser, certified by the Secretary of the general partner of Purchaser, as to the authorization of this Agreement and all of the transactions contemplated hereby;
               (ii) (A) the certificate of limited partnership, as amended through the Closing Date, of Purchaser, certified as of a recent date by the Secretary of State of the State of Delaware, and (B) good standing certificate for Purchaser, certified by the Secretary of State of the State of Delaware, as of a recent date; and
               (iii) such other documents, instruments or certificates as shall be reasonably requested by Seller or its counsel.
     6.3 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions provided for herein abandoned at any time prior to the Closing:
     (a) By the written agreement of Seller, Manager and Purchaser;
     (b) By Purchaser, if any of the conditions set forth in Section 6.1 hereof shall not have been fulfilled on or prior to May 8, 2009 (the “Outside Closing Date”), or shall become incapable of fulfillment, and shall not have been waived by Purchaser and so long as Purchaser is not in default hereunder; or
     (c) By Seller, if any of the conditions set forth in Section 6.2 hereof shall not have been fulfilled on or prior to the Outside Closing Date, or shall become incapable of fulfillment, and shall not have been waived by Seller, and so long as Seller is not in default hereunder.
     Notwithstanding the foregoing provisions of this Section 6.3, the Outside Closing Date will be automatically extended for a period of ninety (90) days (to August 6, 2009) in the event that the Closing has not occurred as of the Outside Closing Date solely because Seller has not yet received the Consent of Lender as required under Section 6.1(f), Section 6.2(e) and Section 7.8 or the appraisals required under Section 6.1(g). In the event that this Agreement is terminated as described in this Section 6.3, this Agreement shall be void and of no force and effect, without any liability or obligation on the part of any of the parties hereto, except for any liability which may arise under Section 10.4. Each party agrees to use commercially reasonable efforts, and to proceed as expeditiously as reasonably possible, to cause the conditions precedent set forth in Section 6.1 and Section 6.2 to be satisfied on or before the Outside Closing Date, and to regularly update the other party with respect to the status of such conditions precedent.

ARTICLE VII
CERTAIN COVENANTS OF THE PARTIES
     7.1 Capital Contributions to the Partnership. Notwithstanding any terms or provisions of the Partnership Agreement, Seller and Purchaser agree that until the earlier to occur of: (i) March 28, 2009; or (ii) the Closing Date, they will each satisfy and fund reasonable capital calls made by the Partnership in accordance with their respective Percentage Interests in the Partnership.
     7.2 Termination of Management Agreements. Upon the Closing, Manager and Dells Tenant shall terminate the Dells Management Agreement, without termination fee or other compensation due to Manager.
     7.3 Termination of License Fee Agreements. Upon the Closing, Seller and Purchaser shall cause their respective Affiliates to terminate (i) that certain License Fee Agreement (Wisconsin Dells) dated March 1, 2006 by and between CNL Income GW Corp., a Delaware corporation and a subsidiary of the Partnership (“CNL GW”), the Partnership and Manager (the “Dells License Fee Agreement”); and (ii) that certain License Fee Agreement (Sandusky) dated March 1, 2006 by and between CNL GW, the Partnership and Manager (the “Sandusky License Fee Agreement”, and together with the Dells License Fee Agreement, the “License Fee Agreements”). The License Fee Agreements shall be terminated without termination fee or other compensation due to Manager, and Manager shall waive any right to receive any Accrued Fees (as defined in the License Fee Agreements), if any, as of the Closing.
     7.4 Real Estate Tax Reassessment. Seller and Purchaser recognize and acknowledge that there is a refund for real estate taxes for the Dells Lodge through 2008 of approximately Five Hundred Fifty Thousand and No/100 Dollars ($550,000.00). Seller and Purchaser agree that this amount will be refunded to the Partnership prior to the Closing and distributed to Seller as part of the Closing as a special distribution made by the Partnership to Seller.
     7.5 Tall Pines Termination Agreement. Upon the Closing, Seller shall pay the termination fee, if any, set forth in Section 7.4 of that certain Tall Pines Exclusive License and Royalty Agreement dated July 25, 2004 (the “Tall Pines Agreement”) for the Sandusky Lodge. In addition, Seller will assume liability for any payments due under the Tall Pines Agreement after the Closing (the “Tall Pines Fee Liability”). The Partnership will provide Seller with monthly revenue statements through March 1, 2011 to allow Seller to calculate its monthly Tall Pines Fee Liability, if any. The terms of this Section 7.5 shall survive the Closing
     7.6 Management Agreement for the Dells Lodge. Upon the Closing and the termination of the Dells Management Agreement, Dells Tenant and Manager shall execute a new management agreement in the form attached hereto as Exhibit 7.6 (the “New Dells Management Agreement”).
     7.7 License Agreement for Dells Lodge. Upon the Closing and the termination of the Dells License Agreement, Dells Tenant and an Affiliate of Guarantor (the “Licensor”) shall execute a new license fee agreement in the form attached hereto as Exhibit 7.7 (the “New Dells License Agreement”).
     7.8 Amendment of Management Agreement for Sandusky Lodge. Upon the Closing, Sandusky Tenant and Manager shall execute an amendment to the Sandusky Management Agreement in the form attached hereto as Exhibit 7.8 (the “Sandusky Management Agreement Amendment”).
     7.9 Lender Consent. The Closing shall be conditioned upon receipt by Purchaser of written consent from Lender as defined in and pursuant to the terms of that certain Loan Agreement dated as of March 1, 2006 by and between Dells Owner, Sandusky Owner and Lender. Seller and Purchaser shall comply with the reasonable conditions of the Lender to issue such consent. Purchaser shall have no obligation whatsoever to restructure any debt obligations of the Partnership. However, in the event that Purchaser elects to restructure any debt obligation of the Partnership, any savings shall inure solely to the benefit of Purchaser.
     7.10 Public Announcements. Except as required by applicable law or regulation, no Party shall have the right to make a public announcement or disclosure regarding the transactions described in this Agreement without the prior approval of the other Party or Parties. Seller and CNL Advisor shall approve the timing, form and substance of any such public announcement or disclosure, which approval shall not be unreasonably withheld, conditioned or delayed, except if a Party is required to make a public announcement or disclosure under applicable law or regulation, in which case such Party shall provide the other Party or Parties with the form and content of such disclosure within a reasonable amount of time prior to its release (to the extent possible under the circumstances) and shall consider in good faith all comments provided by the other Party or Parties.
     7.11 Exclusivity. Each Party agrees that until the termination of this Agreement in accordance with its terms, neither Seller nor Purchaser shall, directly or indirectly, and each shall prevent its officers, directors, employees, agents, consultants and representatives from directly or indirectly:
     (a) taking any action to solicit or initiating any Proposal (as hereinafter defined), or
     (b) initiating, continuing, responding to, or engaging in any discussions or negotiations concerning a Proposal with any Person.
     For the purposes of this Section 7.10, the term “Proposal” means any offer or proposal for, or indication of interest in, any acquisition of the Seller Interest or any portion thereof, whether by way of an acquisition of all or any portion of Seller or its capital stock or assets, by way of merger, consolidation or other business combination, or by way of asset acquisition.
     7.12 Further Assurances. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request.

     7.13 Litigation Support. In the event and so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstances, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving either Lodge Resort, the Partnership or any Subsidiary of the Partnership, each of the other Parties will cooperate reasonably with such Party and such Party’s counsel in the contest or defense, reasonably make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefore hereunder, in which case the indemnification provisions of Article VIII shall control as to costs and expenses).
     7.14 Confidentiality. From and after the date hereof each Party will, and will cause its respective Affiliates to, hold in strict confidence, and will not, and will cause its respective Affiliates not to, disclose to any third party the content of this Agreement, the Transaction Documents or the transactions contemplated thereby (collectively, “Confidential Information”). Notwithstanding the foregoing, each Party may, and may permit its respective Affiliates to, disclose Confidential Information: (a) if compelled to disclose the same by judicial or administrative process or by other requirements of Law (but subject to the following provisions of this Section 7.13); (b) if the same hereafter is in the public domain through no fault of the disclosing Party; (c) if the same is later acquired by the disclosing Party from another source that is not under an obligation to another Person to keep such information confidential; or (d) to the extent required to by any governmental securities commission or other similar regulatory agency, (e) in connection with obtaining the Lender Consent. If such Party or any of such Party’s Affiliates is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any Confidential Information, then such Party shall provide to the other Party or Parties prompt written notice of any such request or requirement so that such other Party or Parties may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 7.13. If, in the absence of a protective order or other remedy or the receipt of a waiver by such other Party or Parties, the disclosing Party or such Affiliate, as the case may be, nonetheless, based on the advice of outside counsel, is required to disclose Confidential Information to any tribunal or in accordance with applicable Law, then such Party or such Affiliate, without liability hereunder, may disclose that portion of such information which such counsel advises such Party or such Affiliate it is legally required to disclose. The Parties acknowledge and agree that money damages may not be an adequate remedy for any breach of the covenants set forth in this Section 7.13 and that in addition to any other remedies available to the non-disclosing Party, the non-disclosing Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this Section 7.13.
     7.15 Base Fee Adjustment. If the due date for the payment of the 2008 Base Fee Adjustment under the terms of the Management Agreement Amendments is on or after the Closing Date, then Manager shall pay such Base Fee Adjustment, if any, in full at the Closing. For purposes of this Section 7.15, the term “Management Agreement Amendments” means, collectively, that certain First Amendment to Amended and Restated Management Services and

License Agreement with respect to the Dells Management Agreement dated as of December 17, 2008, and that certain First Amendment to Amended and Restated Management Services and License Agreement with respect to the Sandusky Management Agreement dated as of December 17, 2008.
ARTICLE VIII
INDEMNIFICATION
     8.1 Indemnity Obligations of Seller and Manager. Seller and Manager, jointly and severally, covenant and agree to defend, indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Partnership, each Tenant Subsidiary and each Owner Subsidiary) and their respective officers, directors, managers, partners, employees, agents, advisers and representatives (collectively, the “Purchaser Indemnitees”), from and against, and to pay or reimburse the Purchaser Indemnitees for, any and all claims, liabilities, obligations, losses, fines, costs, proceedings or damages (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims), including all reasonable fees and disbursements of counsel incurred in the investigation or defense of any of the same or in asserting any of their respective rights hereunder (collectively, “Losses”), based on, resulting from, arising out of or relating to:
               (i) any misrepresentation or breach of any representation or warranty of Seller or Manager contained in this Agreement or any of the other Transaction Documents; and
               (ii) any failure of Seller or Manager to perform any covenant or agreement made or contained in this Agreement or any of the other Transaction Documents or fulfill any obligation in respect thereof.
     8.2 Indemnity Obligations of Purchaser. Purchaser covenants and agrees to defend, indemnify and hold harmless Seller and its officers, directors, employees, agents and representatives (collectively, the “Seller Indemnitees”) from and against, and to pay or reimburse the Seller Indemnitees for, any and all Losses based on, resulting from, arising out of or relating to:
               (i) any misrepresentation or breach of warranty of Purchaser contained in this Agreement or any of the other Transaction Documents; and
               (ii) any failure of Purchaser to perform any covenant or agreement made or contained in this Agreement or any of the other Transaction Documents or fulfill any other obligation in respect thereof.
     8.3 Indemnification Procedures.
     (a) Third Party Claims. In the case of any claim asserted by a third party against a Party entitled to indemnification under this Agreement (the “Indemnified Party”), written notice (the “Required Notice”) shall be given by the Indemnified Party to the Party or Parties required to provide indemnification (whether one or more the

“Indemnifying Party”) as soon as practicable after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought. If the Indemnifying Party acknowledges that the third party claim is within the scope of the indemnification obligations of the Indemnifying Party hereunder, then the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any third party claim or any litigation with a third party resulting therefrom; provided, however, that (a) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be subject to the approval of the Indemnified Party (which approval shall not be unreasonably withheld or delayed), (b) the Indemnified Party may participate in such defense at such Indemnified Party’s expense (which shall not be subject to reimbursement hereunder except as provided below), and (c) the failure by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is actually and materially damaged as a result of such failure to give notice. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a general release from any and all liability with respect to such claim or litigation. If the Indemnified Party shall in good faith determine that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the Indemnifying Party might be expected to affect adversely the ability of the Indemnified Party to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided, however, that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim or litigation without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. If the Indemnifying Party does not accept the defense of any matter as above provided within thirty (30) days after receipt of the notice from the Indemnified Party described above, the Indemnified Party shall have the full right to defend against any such claim or demand at the sole cost of the Indemnifying Party and shall be entitled to settle or agree to pay in full such claim or demand. In any event, the Indemnifying Party and the Indemnified Party shall reasonably cooperate in the defense of any claim or litigation subject to this Article VIII and the records of each shall be reasonably available to the other with respect to such defense.
     (b) Non-Third Party Claims. With respect to any claim for indemnification hereunder which does not involve a third party claim, the Indemnified Party will give the Indemnifying Party written notice of such claim. The Indemnifying Party may acknowledge and agree by notice to the Indemnified Party in writing to satisfy such claim within twenty (20) days of receipt of notice of such claim from the Indemnified Party. If the Indemnifying Party disputes such claim, the Indemnifying Party shall provide written notice of such dispute to the Indemnified Party within such 20-day period, setting forth in reasonable detail the basis of such dispute. Upon receipt of notice of any such dispute, the Indemnified Party and the Indemnifying Party shall use reasonable efforts to resolve such dispute within thirty (30) days of the date such notice of dispute is received. If the Indemnifying Party fails to provide written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party that the Indemnifying Party either acknowledges and agrees to pay such claim or disputes such claim, the Indemnifying Party shall be deemed to have acknowledged and agreed to pay such claim in full and to have waived any right to dispute such claim. Once (a) the Indemnifying Party has acknowledged and agreed to pay any claim pursuant to this Section 8.3, (b) any dispute under this Section 8.3 has been resolved in favor of indemnification by mutual agreement of the Indemnifying Party and the Indemnified Party, or (c) any dispute under this Section 8.3 has been finally resolved in favor of indemnification by order of a court of competent jurisdiction or other tribunal having jurisdiction over such dispute, then the Indemnifying Party shall pay the amount of such claim to the Indemnified Party within twenty (20) days of the date of acknowledgement by the Indemnifying Party or final resolution in favor of indemnification, as the case may be, to such account and in such manner as is designated in writing by the Indemnified Party.
     (c) Any Indemnifying Party’s obligation to indemnify an Indemnified Party shall be reduced by the amount of insurance proceeds that the Indemnified Party receives in connection with any indemnified claim, and the Indemnified Party shall use commercially reasonable efforts promptly to collect any available insurance proceeds.
     8.4 Expiration of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing until the date which is eighteen (18) months after the Closing Date; provided, however, that the representations and warranties stated in Section 4.8, Section 4.13 and Section 4.16 shall survive the Closing for the period ending on the date that is thirty (30) days after the expiration of the applicable statute of limitations period, and; provided further, that any claim for indemnification hereunder, with respect to a breach of a representation or warranty, which is asserted prior to the end of the survival period of such representation or warranty shall survive until final resolution of such claim.
     8.5 Exclusive Remedy. Absent fraud, willful misrepresentation or misconduct, or criminal activity and except as provided under Sections 7.12 and 7.13, the indemnifications provided for in this Article VIII shall be the sole and exclusive post-Closing remedies available to any Party against any other Party for any claims under or based upon this Agreement. Seller and Manager acknowledge and agree that the representations and warranties contained in the Transaction Documents shall not be deemed waived or otherwise affected by any investigation by or on behalf of Purchaser, except to the extent that, as a direct and proximate result of such investigation, an executive officer of Purchaser learns, prior to the Closing, of any fact which is clearly and unequivocally inconsistent with any representation or warranty of Seller or Manager set forth in this Agreement.

ARTICLE IX
CERTAIN TAX MATTERS
     9.1 Taxable Periods That Begin Before and End After the Closing Date. For purposes of this Agreement, in the case of any taxable period of the Partnership that commences prior to and includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Partnership for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Partnership for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
     9.2 Tax Returns.
     (a) Purchaser will prepare or cause to be prepared and file or cause to be filed any income Tax Returns of the Partnership and, as required by applicable law, each Subsidiary of the Partnership for taxable periods ending on or before the Closing Date. Purchaser will prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Partnership and its Subsidiaries which are filed after the Closing Date. Seller agrees that it will be allocated liability for Taxes due with respect to taxable periods ending on or before the Closing Date and the amount of any Taxes allocable to the Pre-Closing Tax Period with respect to a Straddle Period Tax Return as provided in the Partnership Agreement as in effect immediately prior to the Closing.
     (b) Any and all Tax sharing agreements or similar agreements with respect to or involving the Partnership and Purchaser and Seller shall be terminated as of the Closing Date and, after the Closing Date, the Partnership shall not be bound thereby or have any liability thereunder.
     (c) After the Closing, Purchaser shall inform Seller within thirty (30) days of its receipt of any notice of any Tax audit, assessment, adjustment, examination or proceeding (“Tax Contest”) relating in whole or in part to Taxes for which Seller may have liability; provided, however, that the failure of Purchaser to provide such notice shall not affect Seller’s liability as to such Taxes except to the extent, and only to the extent, Seller is materially prejudiced. Purchaser shall have the right to control such Tax Contest at its expense and to employ counsel of its choice. Seller shall have the right to participate in any such Tax Contest at its own expense, shall be entitled to control the disposition of any issue in any such Tax Contest that does not affect a potential liability of Purchaser, and shall be entitled to jointly control with Seller the defense and disposition of any issue in any such Tax Contest that relates to any Straddle Period. Purchaser shall control any other Tax Contests. With respect to a Tax Contest in which Seller is entitled to participate, Seller shall not settle any Tax Contest without the prior consent of Purchaser (which consent may not be unreasonably withheld). Seller shall deliver to Purchaser any power of attorney reasonably required to allow Purchaser and its counsel to represent Seller in connection with any Tax Contest that Purchaser is entitled to control hereunder and shall use its reasonable efforts to provide Purchaser with such assistance as may be reasonably requested by Purchaser in connection with any such Tax Contest. The Parties each agree to consult with and to keep the other Parties hereto informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could affect a liability of such other Party (including with respect to any indemnity obligations hereunder).
     (d) The Parties shall cooperate fully, as and to the extent reasonably requested by one another, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser on the one hand, and Seller on the other, agree (a) to retain all books and records with respect to Tax matters pertinent to the Partnership and its Subsidiaries relating to any taxable periods, and (b) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if so requested, Purchaser or Seller, as the case may be, shall allow the requesting Party to take possession of such books and records. The Parties hereto agree, upon request, to use reasonable efforts to obtain any certificate or other document from any taxing authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could otherwise be imposed.
ARTICLE X
MISCELLANEOUS
     10.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and in the case of any natural Person shall include all relatives and family members of such Person. For purposes of this definition, a Person shall be deemed to control another Person if such first Person and/or any relatives or family members of such first Person directly or indirectly owns or holds five percent (5%) or more of the ownership interests in such other Person.
     “Books and Records” means all books and records of each Lodge Resort as required under the Management Agreements, including, if applicable, lists of lessees, promotional materials, purchasing materials, documents evidencing intangible rights or obligations, accounting records and litigation files (regardless of the media in which stored), in each case relating to or used in the Business of such Lodge Resort.
     “Business” means the business of the a Lodge Resort, the Partnership or any Subsidiary of the Partnership, as applicable, as conducted or proposed to be conducted as of the date hereof.

     “Business Day” means any day of the year on which national banking institutions in the State of Delaware are open to the public for conducting business and are not required or authorized to close.
     “CNL Advisor” means CNL Lifestyle Company, LLC, a Florida limited liability company.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession or agreement by, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Body.
     “Contract” means any contract, agreement, indenture, note, bond, loan, mortgage, license, instrument, lease, commitment or other arrangement or agreement.
     “Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, or rule of common law as now or hereafter in effect in any way or any other legally binding requirement relating to the environment, natural resources or protection of human health and safety including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the regulations promulgated pursuant thereto.
     “GAAP” means United States generally accepted accounting principles as in effect from time to time.
     “Governmental Approval” means any Consent of, with or to any Governmental Body.
     “Governmental Body” means any government or governmental or regulatory authority or body thereof, or political subdivision thereof, whether federal, state, provincial, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
     “Guarantor” means Great Wolf Resorts, Inc., the indirect parent company of Manager.
     “Hazardous Material” means petroleum and petroleum products, flammable explosives, radioactive materials (excluding radioactive materials in smoke detectors), polychlorinated biphenyls, radon, lead/asbestos in any form, hazardous waste, toxic or hazardous substances, molds, microbiological agents, and other related materials whether in the form of a chemical, biologic, element, natural agent, compound, solution, mixture or otherwise, including, but not limited to, those materials defined under Environmental Laws as “hazardous substances,” “extremely hazardous substances,” “hazardous chemicals,” “hazardous materials,” “toxic substances,” “solid waste,” “toxic chemicals,” “air pollutants,” “toxic pollutants,” “hazardous wastes,” “extremely hazardous waste,” or “restricted hazardous waste”.

     “Indebtedness” of any Person means, without duplication: (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business (other than the current liability portion of any indebtedness for borrowed money)); (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (f) all obligations of the type referred to in clauses (a) through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
     “Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).
     “IRS” means the United States Internal Revenue Service.
     “Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.
     “Legal Proceeding” means any judicial, administrative or arbitral action, suit, proceeding (public or private), claim or governmental proceeding.

     “Lender” means NSPL, Inc., a New York corporation, as lender under the terms of that certain Loan Agreement dated as of March 1, 2006 by and among Dells Owner and Sandusky Owner, collectively, as borrower, and NSPL, Inc., as lender.
     “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.
     “License Fee Agreements” has the meaning given to such term in Section 7.3.
     “Lien” means any lien (including any Tax lien), pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction or any other encumbrance, restriction or limitation whatsoever.
     “Lodge Resort” means each of the Dells Lodge and the Sandusky Lodge.
     “Losses” has the meaning given to such term in Section 8.1 of this Agreement.
     “Material Adverse Change” or “Material Adverse Effect” as to any Person or either Lodge Resort means any change or effect that is materially adverse to (a) the business, properties, results of operations, prospects or condition (financial or otherwise) of such Person or Lodge Resort, (b) the ability of such Person to perform its obligations under this Agreement or (c) the ability of Purchaser to conduct the Businesses of each Lodge Resort after the Closing Date as such Businesses are being conducted as of the date hereof.
     “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.
     “Organizational Documents” means articles of incorporation and bylaws as to a corporation, certificate or articles or organization and operating agreement as to a limited liability company, certificate of limited partnership and limited partnership agreement as to a limited partnership, or similar organizing documents.
     “Outside Closing Date” has the meaning given to such term in Section 6.3(b).
     “Owner Subsidiaries” means Dells Owner and Sandusky Owner.
     “Owner Subsidiary” means either one of the Owner Subsidiaries.
     “Partnership Interest” means the entire interest of a partner in the Partnership, including, but not limited to, the right to receive allocations of net income, net loss, income, gain, deduction of loss of the partnership and distributions under the Partnership Agreement, and any voting and management rights associated with such ownership interest, and the right to receive information concerning the business and affairs of the Partnership.
     “Permit” means a governmental franchise, easement, permit, right, application, filing, registration, license or other authorization granted or issued to a Person.

     “Permitted Encumbrances” means (a) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor; (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or the Person; (c) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided that such regulations have not been violated; and (d) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially detract from the value of or materially interfere with the present use of the assets subject thereto or affected thereby.
     “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
     “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion, ending on the Closing Date, of any Straddle Period.
     “Purchaser Indemnitees” has the meaning given to such term in Section 8.1 of this Agreement.
     “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, migration or leaching into the indoor or outdoor environment, or into or out of any property.
     “Seller’s Knowledge” means the actual knowledge after reasonable investigation of Kimberly Schaefer, James Calder, Michael Schroeder and Scott Maupin, who are officers of Guarantor, and Ronn McClane, who is the general manager of the Dells Lodge, and Matthew Lawrence, who is the general manager of the Sandusky Lodge.
     “Subsidiary” means, as to any Person, any other Person of which 50% or more of the outstanding voting securities or other equity interests are owned, directly or indirectly, by such Person.
     “Tax” or “Taxes” shall mean means any federal, state, provincial, local or foreign income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code or any analogous or similar provision of any state, local or foreign law or regulation), real property, personal property, ad valorem, intangibles, unclaimed property, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof, and including any interest, penalties or additions to tax attributable to the foregoing.
     “Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     “Tenant Subsidiaries” means Dells Tenant and Sandusky Tenant.
     “Tenant Subsidiary” means either one of the Tenant Subsidiaries.
     “Transaction Document(s)” means, individually or collectively as the context requires, with respect to any Person, this Agreement together with any and all other agreements, instruments, certificates and documents executed by such Person in connection herewith or therewith or in connection with the transactions contemplated hereby or thereby.
     “Treasury Regulations” means the regulations promulgated under the Code, including temporary and proposed regulations.
     10.2 Payment of Sales, Use or Similar Taxes; Transfer Taxes. Purchaser and Seller shall each be responsible for and pay in a timely manner fifty percent (50%) of all sales, use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar Taxes and fees (“Transfer Taxes”), arising out of or in connection with or attributable to the sale to Purchaser of the Seller Interest under the terms of this Agreement. Each Party shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes that are the primary responsibility of such Party under applicable Law; provided, however, that such Party’s preparation of any such Tax Returns shall be subject to the other Party’s approval, which approval shall not be unreasonably withheld or delayed.
     10.3 Expenses. Each Party shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
     10.4 Default. In the event the Closing does not occur by reason of a default by any Party or Parties (such defaulting Party or Parties, whether one or more, the “Defaulting Party”, and the other Party or Parties, whether one or more, the “Non-Defaulting Party”), the Non-Defaulting Party, in addition to any other rights or remedies available to it at law or in equity, shall have the right to recover from the Defaulting Party its out-of-pocket expenses (including, but not limited to, reasonable attorney fees and costs) incurred in connection with the negotiation and preparation of this Agreement and the performance by the Non-Defaulting Party of its obligations hereunder, as well as any other actual damages incurred by the Non-Defaulting Party. Seller acknowledges and agrees that Seller’s failure to sell the Seller’s Interest to Purchaser would cause irreparable damage to Purchaser and that Purchaser will not have an adequate remedy at law. Therefore, the obligation of Seller under this Agreement, including, but not limited to, Seller’s obligations to sell the Seller’s Interest to Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith (without the requirement of the posting of a bond or other surety). Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.
     10.5 Submission to Jurisdiction; Consent to Service of Process.

     (a) The Parties hereto irrevocably submit to the exclusive personal jurisdiction of any state or federal court sitting in the State of Delaware (and any appellate court from any thereof) over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
     (b) Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.9.
     10.6 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by each of the Parties. No action taken pursuant to this Agreement, including, but not limited to, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
     10.7 Governing Law. This Agreement, the rights and obligations of the Parties under this Agreement, and any claim or controversy directly or indirectly based upon or arising out of this Agreement or the transactions contemplated by this Agreement (whether based upon contact, tort or any other theory), including all matters of construction, validity and performance, shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to any conflict of Laws provision that would require the application of the Law of any other jurisdiction.
     10.8 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.
     10.9 Notices. All notices and other communications under this Agreement shall be in writing and shall be hand delivered or sent by a nationally recognized overnight courier (such as FedEx or UPS) or by facsimile transmission, addressed as follows (or to such other address as a Party may have specified by notice given to the other Party or Parties pursuant to this provision):

If to Purchaser, to:
CNL Lifestyle Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
Facsimile: (407) 540-2544
Attention: Chief Financial Officer and General Counsel
With a copy to:
Lowndes, Drosdick, Doster, Kantor & Reed, P.A.
215 North Eola Drive
Orlando, Florida 32801
Facsimile: (407) 843-4444
Attention: William T. Dymond, Jr. Esq.
If to Seller or Manager, to:
Great Wolf Resorts, Inc.
122 W. Washington Avenue, 6th Floor
Madison, Wisconsin 53703
Facsimile: (608) 661-4701
Attention: General Counsel
Any such notice shall be deemed given upon the earlier of receipt by the addressees if hand delivered (or attempted delivery is refused by the intended recipient thereof), on the next business day after deposit with a recognized overnight courier, or if sent by facsimile transmission on the day given provided that the Party making such delivery receives an electronic confirmation setting forth the proper phone number receiving such facsimile transmission and that the entire transmission has been properly received by the addressee without communication error.
     10.10 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     10.11 Binding Effect; Assignment. This Agreement shall not be assigned by any Party, and no Party’s obligations hereunder, or any of them, may be delegated, without the written consent of the other Party or Parties; provided, however, that without the consent of Seller or Manager, Purchaser may assign its rights under this Agreement to an Affiliate of Purchaser, but no such assignment shall relieve Purchaser of its obligations and liabilities hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.
     10.12 No Third Party Beneficiary. It is the intent of the Parties that this Agreement is solely for their benefit and, therefore, except as provided in Section 7.14(c), no Person or Persons other than the Parties hereto shall have any right or privileges under this Agreement either as third party beneficiaries or otherwise.
     10.13 Further Assurances. Each Party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.
     10.14 Notification of Certain Matters. Each of the Parties to this Agreement shall give prompt notice to the other Party or Parties of the occurrence or non occurrence of any event which would likely cause any representation or warranty made by such Party herein to be untrue or inaccurate or any covenant, condition or agreement contained herein not to be complied with or satisfied (provided, however, that, any such disclosure shall not in any way be deemed to amend, modify or in any way affect the representations, warranties and covenants made by any Party in or pursuant to this Agreement).
     10.15 Arms Length Negotiation. Each Party herein expressly represents and warrants to the other Party or Parties that (a) before executing this Agreement, said Party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said Party has relied solely and completely upon its own judgment in executing this Agreement; (c) said Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said Party has acted voluntarily and of its own free will in executing this Agreement; (e) said Party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arms length negotiations conducted by and among the Parties and their respective counsel.
     10.16 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     10.17 No Presumption Against Drafter. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
     10.18 Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The disclosure of an item in a Schedule or Exhibit does not qualify any other Schedules, Exhibits, sections and paragraphs in this Agreement except to the extent it is clear by appropriate cross-references that a given disclosure is applicable to such other Schedules, Exhibits, sections and paragraphs. The listing or inclusion of a copy of a document or other item is not adequate to disclose an exception to any representation or warranty in this Agreement unless the representation or warranty relates to the existence of the document or item itself. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
     10.19 Construction Rules. In this Agreement, the use of any pronoun shall be deemed to include all genders, and the use of a singular pronoun shall include the plural, and vice versa, wherever, in either case, it appears appropriate from the context. Titles of Sections and Articles in this Agreement are for convenience of reference only, and shall neither limit nor amplify the provisions of this Agreement. References in this Agreement to particular Sections or Articles are references to Sections or Articles of this Agreement unless otherwise specifically provided. The words “hereof,” “herein,” “hereto” and “hereunder” or similar words shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise specifically provided.
     10.20 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any Party whose signature appears thereon, and all of which together shall constitute one and the same agreement. All executed facsimile copies of this Agreement shall have the same force and effect as an executed original.
(THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK; THE
PARTIES’ SIGNATURES ARE ON THE FOLLOWING PAGE)

     IN WITNESS WHEREOF, this Purchase Agreement has been executed by or on behalf of each of the Parties as of the day first written above.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC, a Delaware limited liability company

By:	/s/
Name:
Title:

GREAT LAKES SERVICES, LLC, a Delaware limited liability company

By:	/s/
Name:
Title:

CNL INCOME PARTNERS, LP, a Delaware limited partnership

By:	CNL Income GP Corp., a Delaware corporation, its sole General Partner

	By:	/s/
Name:
Title: